18400 Von Karman Avenue

Suite 800

Irvine, CA 92612 949.760.1121

Phone

949.720.0182 Fax

File Number: C4736-0001

949.224.6427 Direct

mlucar@buchalter.com

August 3, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: FORM 1-A/A – CF Fund II, LLC (File No. 024-10732)

Dear Sir or Madam:

On behalf of CF FUND II, LLC, a Pennsylvania limited liability company (the “Company”), we hereby submit a Form 1-A/A amendment and offering statement (collectively, the “Offering Documents”) pursuant to Regulation A Tier I promulgated under the Securities Act of 1933.

Please note that the Company is submitting its Offering Documents to Pennsylvania and New Jersey for renewal of its qualification/registration with each state.

Please feel free to contact me at 949-224-6427 or at mlucar@buchalter.com if you have any questions.

Very truly yours, BUCHALTER

A Professional Corporation

/s/ Melissa L. Lucar

Melissa L. Lucar

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